UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS REORGANIZING THE COMPANY

Moscow, Russia — July 17, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports liquidating the Group’s ferroalloy division due to successful asset sales as part of the company’s strategy.
Due to the sale of Tikhvin Ferroalloy Plant and Voskhod Mining Plant in late
2013, the company’s Board of Directors decided to reorganize the Group’s administrative structure by eliminating the ferroalloy division. As part of the reorganization process, Bratsk Ferroalloy Plant will be managed by the steel division (Mechel-Steel Management Company OOO). Southern Urals Nickel Plant,
halted since December 2012, will be managed directly by Mechel OAO.
Mechel-Ferroalloys Management Company OOO, the division’s management company, will be liquidated.
In 2012, Mechel OAO’s Board of Directors approved a development strategy that prioritizes mining and full-cycle steelmaking with a stress on manufacturing high value-added products (long rolls, specialty steels, stainless rolls and hardware).
“In order to cut down management personnel costs and due to a significant reduction in workload as several ferroalloy assets were sold and Southern Urals
Nickel Plant OAO was halted, we decided to liquidate Mechel-Ferroalloys
Management Company OOO. This decision logically follows from implementing our labor efficiency improvement program by optimizing management structures, which we approved in 2008. Thanks to our efforts in this field, we managed to reduce our administrative staff by over 3,000. The new administrative model will enable us to significantly cut personnel costs and ensure a more efficient mechanism for decision making,” Mechel OAO’s Chief Executive Officer Oleg Korzhov said.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 17, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO